Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-265158

Fact Sheet (as of 01/31/23)

iPath® Series B Carbon ETN	GRN

Overview

The iPath® Series B Carbon ETNs (the "ETNs") are designed to provide exposure to the Barclays Global Carbon II TR USD Index (the "Index"). The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. An investment in the ETNs involves significant risks, including possible loss of principal, and may not be suitable for all investors.

The objective of the Index is to provide exposure to the price of carbon as measured by the return of futures contracts on carbon emissions credits from two of the world’s major emissions-related mechanisms (the “mechanisms” and each a “mechanism”). The mechanisms currently included in the Index are the European Union Emission Trading Scheme (“EU ETS”) and the Kyoto Protocol’s Clean Development Mechanism (the “CDM”). The Index is composed of allocations in futures contracts on a carbon emissions credit from each mechanism included in the Index (each such contract, an “Index Component”). The Index Components currently included in the Index are futures contracts that trade on the ICE Futures Europe exchange. The allocations of the Index to the Index Components are adjusted on an annual basis. While the weights may fluctuate over time, since the inception of the Index, the weight assigned to futures contracts associated with the EU ETS has been greater than 99.9%, and the weight assigned to futures contracts associated with the CDM has been less than 0.1%. Accordingly, the Index is heavily weighted toward futures contracts on carbon emission credits in the European Union.

While the Index Components are denominated in euros, the Index is calculated in U.S. dollars. The performance of the Index for any period reflects the weighted performance of the Index Components during that period, as adjusted by the performance of the euro/U.S. dollar exchange rate over that period, and, because the Index is a “total return” index, the return over that period that corresponds to the weekly announced interest rate for specified 3-month U.S. Treasury bills. The Index is maintained and calculated by Barclays Bank PLC (in such capacity, the “index sponsor”). The closing level of the Index will be calculated on each index business day and is reported by Bloomberg L.P. or a successor via the facilities of the Consolidated Tape Association under the ticker symbol “BXIIGC2T”.

Market Indicators

Closing Indicative Note Value	$31.41
Market Capitalization	$41,176,436
ETNs Outstanding	1,310,934

Summary

Asset Class	Sustainable investing
Primary Exchange	NYSE Arca
Currency	USD
Fees	0.75% per annum
BBG Ticker	GRNIV
Execution Cost	None
ETN Ticker	GRN
Bloomberg Ticker	BXIIGC2T
Cusip	06747C322
ISIN	US06747C3227
Inception Date	September 10, 2019
Maturity Date	September 8, 2049

Performance

Source: Barclays, Bloomberg
The chart above shows the historical performance of the ETN and the Index from the ETN Inception Date which was September 10, 2019 to the previous days closing price.
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

ETN and Index Returns

Return Types	1m	3m	6m	YTD	1y	3y	Since ETN inception
ETN Closing Indicative Note Value Return	-2.81%	-7.71%	-7.39%	-2.21%	-0.73%	49.54%	N/A
Barclays Global Carbon II TR USD Index	-2.75%	-7.53%	-7.04%	-1.6%	0.02%	50.67%	N/A

* For any historical period of one year or longer, closing indicative note value returns are shown on an annualized basis. Source: Barclays, subject to change.
ETN closing indicative note value returns show the change in the closing indicative value of the ETNs over the relevant period, expressed as a percentage. The closing indicative note value of an ETN is an amount per ETN calculated on each valuation date that reflects the change in value of the ETN from the previous valuation date due to the daily change in the index level and the daily accrual of the investor fee and other applicable costs. The closing indicative note value of an ETN may differ from the actual trading price of the ETN at any time due to hedging or transaction costs, credit considerations, market liquidity, bid-offer spreads or other factors affecting the trading price of the ETN. For more information on how the closing indicative note value is calculated, please see the section "Specific Terms of the ETNs" in the prospectus relating to the ETNs.
Index returns show the change in the level of the index underlying the ETNs over the relevant period, expressed as a percentage. Index returns are calculated using the closing index level from the beginning of the relevant period to the end of the relevant period. For any historical period of one year or longer, index returns are shown on an annualized basis. Index returns are for illustrative purposes only and do not represent actual ETN performance. Index returns do not reflect any management fees, transaction costs, or expenses which would reduce your actual return, including the investor fee and applicable costs of the ETNs. Indexes are unmanaged and one cannot invest directly in an index.

NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE

The prospectus for the ETNs can be accessed at ipathetn.barclays/GRN

Fact Sheet (as of 01/31/23)

iPath® Series B Carbon ETN	GRN

The performance quoted represents past performance and does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investment, when sold or redeemed may be worth more or less than the original cost. Current performance may be lower or higher than the performance quoted. See additional information below for how return figures are calculated. PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

1. Market Capitalization = Closing Indicative Note Value x ETNs Outstanding.

2. The investor fee rate per ETN is 0.75% per year. The investor fee on the inception date was zero. On each subsequent calendar day until maturity or early redemption, the investor fee will be equal to (1) The Investor Fee Rate times (2) the closing indicative note value on the immediately preceding calendar day times (3) the daily index factor on that day (or, if such day is not an index business day, one) divided by (4) 365. The daily index factor on any index business day will equal (1) the closing level of the Index on such index business day divided by (2) the closing level of the Index on the immediately preceding business day.

3. Intraday Indicative Value. The "intraday indicative value" meant to approximate the value of the ETNs during the current trading day by reference to the underlying index is calculated and published during the course of each trading day. The intraday indicative value is intended to provide investors with an approximation of the effect that intraday changes in the level of the underlying index would have on the closing indicative value of the ETNs. The intraday indicative value only reflects the accrued investor fee and other applicable costs at the close of business on the preceding day, but does not include any adjustment for the investor fee or applicable costs accruing during the course of the current day. For more information on how the intraday indicative value is calculated, please see the section "Valuation of the ETNs" in the prospectus relating to the ETNs.
The intraday indicative value is provided for reference purposes only. It is not intended as a price or quotation, or as an offer or solicitation for the purchase, sale, redemption or termination of the ETNs, nor does it reflect hedging or transaction costs, credit considerations, market liquidity, or bid-offer spreads. Published index levels from the sponsors of the indices underlying the ETNs may occasionally be subject to delay or postponement. Any such delays or postponements will affect the level of the index and therefore the intraday indicative value of the ETNs. Index levels provided by the sponsors of the indices underlying the ETNs do not necessarily reflect the depth and liquidity of the underlying markets for the index components. For this reason and others, the actual trading price of the ETNs may be different from their intraday indicative value.

Selected Risk Considerations

An investment in the iPath ETNs described herein (the "ETNs") involves risks, including possible loss of principal, and may not be suitable for all investors. Selected risks are summarized here and select product specific risk factors are summarized under "Select Risk Considerations" on the relevant product pages, but we urge you to read the more detailed explanation of risks described under "Risk Factors" in the applicable product prospectus.

You May Lose Some or All of Your Principal: The ETNs are exposed to any change in the level of the underlying index, or the Volume Weighted Average Price ("VWAP") level, in the case of the iPath® S&P MLP ETN, between the inception date and the applicable valuation date. Additionally, if the level of the underlying index or the VWAP level, is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index or the VWAP level has increased or decreased, as the case may be. Because the ETNs are subject to an investor fee and other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on a U.S. national securities exchange, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 5,000 ETNs of the same series (unless specified otherwise in the pricing supplement for the ETNs) at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the product prospectus.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

Issuer Redemption: Barclays Bank PLC has the right to redeem or "call" the ETNs (in whole but not in part) at our sole discretion without your consent on any business day on or after the inception date until and including maturity.

Concentration Risk: Because the ETNs are linked to an index composed of futures contracts on a single commodity or in only one commodity sector, the ETNs are less diversified than other funds. The ETNs can therefore experience greater volatility than other funds or investments.

Carbon Market Risk: Trading in futures contracts on carbon emissions credits, including trading in the index components, is speculative and can be extremely volatile. The futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. Market prices of the index components may fluctuate rapidly based on numerous factors including but not limited to changes in supply and demand, domestic and foreign political or government actions and technological developments. These factors could adversely affect the value of the underlying index and, therefore, the value of your ETNs. Cap & trade mechanisms have arisen primarily due to relative international consensus on the correlation between the rise in greenhouse gas emissions and the onset of global warming. Accordingly, changes in regulation and enforcement of cap & trade mechanisms as a result of changes in international consensus can adversely affect market behavior and the value of the ETNs.

Barclays Bank PLC has filed a registration statement (including a base prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the base prospectus for this offering in that registration statement and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. You may get these documents for free by searching the SEC online database (EDGAR) at www.sec.gov. Alternatively, you may obtain a copy of the base prospectus from Barclays Bank PLC by calling toll-free 1-888-227-2275 (extension 7-7990).

iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. Barclays Global Carbon II TR USD Index" is a trademark of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE

The prospectus for the ETNs can be accessed at ipathetn.barclays/GRN